

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 14, 2007

Mr. Donald Colvin
Executive Vice President and Chief Financial Officer
On Semiconductor Corporation
5005 E. McDowell Road
Phoenix, Arizona 85008

> **Re: On Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-30419**

Dear Mr. Colvin:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Martin F. James
                                        Senior Assistant Chief Accountant